VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re: AETSOFT, INC.
  Application for Withdrawal on Form RW
  for Registration Statement on Form F-1 (Registration No. 333-235682)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), AETSOFT, INC. (the “Company”) respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s registration statement on Form F-1 (File No. 333-235682), together with all exhibits and amendments thereto (collectively, the “Registration Statement”), filed with the Commission on December 23, 2019.

The Company requests withdrawal of the Registration Statement because (much like the previous Form RW filed November 14, 20109) the Company's audited financials not only needed to be converted to GAAP but also needed to conform to PCAOB auditing standards. Those steps now being completed, the Company is prepared to file a revised and updated F-1 following the filing of the present Form RW.

The Company confirms that no securities have been sold or will be sold pursuant to the above-referenced Registration Statement.

Accordingly, the Company hereby respectfully requests that the withdrawal of the Registration Statement be effective as of the date hereof and requests that the Commission approve the withdrawal of the Registration Statement, including all exhibits and amendments thereto, as soon as reasonably possible. The Company also requests, in accordance with Rule 457(p) promulgated under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be refunded or applied to a subsequent filing.

If you require additional information, please do not hesitate to contact the undersigned at (801) 953-9070.

Very truly yours,

/s/ John J. Brannelly
John J. Brannelly
BrannellyLaw, PC
Counsel to Aetsoft, Inc.

cc: Nick Grebenkine